

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

KEY TRONIC CORPORATION
4424 North Sullivan Road
P.O. Box 14687
Spokane Valley, WA 99216

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.



Tel: 509-747-8095
Fax: 509-747-0415
www.bdo.com

601 West Riverside Avenue
Suite 900
Spokane, WA 99201

Report of Independent Registered Public Accounting Firm

To the Compensation and Administrative Committee
Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the "Plan") as of June 30, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (held at end of year) as of June 30, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Spokane, Washington
December 14, 2011

Key Tronic
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30,	2011	2010
Investments at fair value:		
Money market fund	$ 1,621,517	$ 2,062,929
Mutual funds	15,890,314	12,237,285
Key Tronic Corporation common stock	1,413,683	1,565,611
Participant directed brokerage accounts	1,000,764	780,749
Common/collective trust	763,399	333,449
Total investments	20,689,677	16,980,023
Receivables		
Participant loans receivable	344,926	395,797
Net assets available for benefits	$ 21,034,603	$ 17,375,820

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Years ended June 30,	2011	2010
Changes to net assets available for benefits attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	$ 3,120,635	$ 1,292,090
Common/collective trusts	17,847	(5,023)
Key Tronic Corporation common stock	(163,245)	1,394,995
Participant directed brokerage accounts	320,278	50,213
Total net appreciation	3,295,515	2,732,275
Interest and dividends:		
Money market funds	739	1,404
Investment company dividends	291,748	218,782
Total net investment income	3,588,002	2,952,461
Interest income on participant loans receivable	20,829	22,481
Contributions:		
Employer	459,381	391,938
Participant	893,089	826,970
Total contributions	1,352,470	1,218,908
Distributions:		
Benefits paid to participants	1,298,623	2,694,932
Administrative expenses	3,895	4,963
Total distributions	1,302,518	2,699,895
Net increase in net assets available for benefits	3,658,783	1,493,955
Net assets available for benefits:		
Beginning of year	17,375,820	15,881,865
End of year	$ 21,034,603	$ 17,375,820

See accompanying notes to financial statements.

Note 1. Plan Description

The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan, which was amended and restated effective July 1, 2009. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility: Employees that are U.S. residents are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.

Contributions: Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation of up to75% of compensation each pay period, subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code ("IRC") are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.

Effective July 1, 2010, participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a "qualified distribution" made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant's contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans provided that certain conditions are met.

The Company's matching contribution is equal to 100% up to 3% of a participant's contributed compensation and 50% of the next 2% of a participant's contributed compensation, for a total of 4% if a participant contributes at least 5%. The Company made matching contributions of $459,381 and $391,938 in 2011 and 2010, respectively.

Participant Accounts: Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable: Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on loans outstanding at June 30, 2011, range from 4.25% to 9.25%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check. At June 30, 2011, loans outstanding mature at various dates through 2016.

Vesting: All participants are immediately 100% vested in both employee and employer Safe Harbor contributions.

Distribution of Benefits: Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan document. Following a hardship withdrawal, participant's elective deferrals are suspended for a period of at least six months.

Administrative Expenses: Though not required to or guaranteed in the future, the majority of fees and expenses incurred for administration of the Plan are paid by the Company. Participants are charged a fee for certain services such as loan processing and redemption fees on the sale of certain funds prior to a holding period being met.

Administration of the Plan: The Plan is administered by the Compensation and Administrative Committee of the Employer's Board of Directors and an administrative committee consisting of management personnel. JPMorgan Chase Bank (JPMorgan) holds Plan assets in accordance with directions from the Compensation and Administrative Committee. Records of participant account activity are processed and maintained by JPMorgan Retirement Plan Services, an affiliate of JPMorgan, which also performs other administrative support services for the Plan.

Note 2. Summary of Basis of Accounting

Accounting Policies: The financial statements of the Plan are prepared under the accrual method of accounting. There were no significant events that occurred subsequent to the date of the Statements of Net Assets Available for Benefits but prior to the filing of this report that would have a material impact on the Statements of Net Assets Available for Benefits.

Investment Valuation and Income Recognition: The Plan's investments, mutual funds, money market funds, participant directed brokerage accounts and Key Tronic Corporation common stock, are stated at fair value, based on quoted market prices, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Shares of registered investment companies ("mutual funds") are valued at the net asset value of shares held by the Plan at year end.

Investment assets in common collective trusts ("CCT") are stated at fair value as reported by the CCT. The fair value of the CCT is adjusted to contract value, in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 946, *Financial Services-Investment Companies,* and ASC 962, *Plan Accounting-Defined Contribution Pension Plans.* Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

Participant loans receivable are valued at their unpaid principal balance plus accrued interest.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Fully Benefit-Responsive Investment Contracts: The Plan follows ASC 946 and ASC 962, which define the circumstances in which an investment contract is considered to be a fully benefit-responsive investment contract in a defined-contribution pension plan.

As required under ASC 946, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value. ASC 962 requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's statements of net assets available for benefits, with a corresponding adjustment to reflect these investments at contract value. The adjustment requirements of ASC 946 and ASC 962 from contract value to fair value are immaterial to the statements of net assets available for benefits as of June 30, 2011 and 2010.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options in any combination of money market funds, mutual funds, Company common stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

The fair value of the Plan's investment in Key Tronic Corporation common stock amounted to $1,413,683 and $1,565,611 as of June 30, 2011 and 2010, respectively. Such investments represented 7% and 9% of the Plan's total net assets available for benefits as of June 30, 2011 and 2010, respectively. For risks and uncertainties regarding Key Tronic Corporation, participants should refer to the July 2, 2011, Form 10-K of Key Tronic Corporation filed with the Securities and Exchange Commission.

The Plan's investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

New Accounting Pronouncements: In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans.* The ASU clarified how loans to participants should be classified and measured by defined contribution pension benefit plans. ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The adoption of ASU 2010-25 did not have a material impact to the presentation of the statements of net assets available for benefits, and it did not result in a change to the net assets available for benefits or a change in the net increase in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan is evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Note 3. Investments

The fair value of the following individual investments represents 5 percent or more of the Plan's net assets:

Investments Valued at Fair Value as Determined by Quoted Market Prices	June 30, 2011	June 30, 2010
JPMorgan Intrepid Growth	$ 1,889,539	$ 1,300,593
American Century Income & Growth Fund	1,683,899	1,351,879
American Century Prime Money Market Fund	1,621,517	2,062,929
Royce Premier Fund	1,612,352	947,145
American Funds EuroPacific Growth Fund	1,543,259	1,269,524
Key Tronic Corporation common stock	1,413,683	1,565,611
American Century Equity Index Inst.	1,353,996	1,032,792
Harbor International	1,343,653	954,781
American Century Strategic Allocation: Aggressive	1,317,539	965,338
American Century Value Fund	1,254,337	1,085,863
American Century Strategic Allocation: Moderate	1,221,684	945,140

Note 4. Fair Value Measurements

ASC 820, defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on our own assumptions used to measure assets and liabilities). A financial asset's or liability's classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The methods described above and in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At June 30, 2011, the Plan had no unfunded commitments related to Common Collective Funds. The redemption of Common Collective Funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption. However, participant redemptions may be subject to certain redemption fees.

The following table summarizes the Plans' assets measured at fair value on a recurring basis as of June 30, 2011:

	June 30, 2011			
	Level 1	Level 2	Level 3	Total Fair Value
Investments:				
Mutual Funds				
Blended funds	$ 2,978,498	$ -	$ -	$ 2,978,498
Value funds	3,867,520	-	-	3,867,520
International blended funds	2,886,912	-	-	2,886,912
Growth funds	4,819,430	-	-	4,819,430
Fixed income funds	1,337,954	-	-	1,337,954
Total mutual funds	15,890,314	-	-	15,890,314
Money Market Fund	1,621,517	-	-	1,621,517
Common Stocks	1,413,683	-	-	1,413,683
Participant Directed Brokerage Accounts				
Cash	135,956	-	-	135,956
Mutual Funds	294,506	-	-	294,506
Fixed income	19,775	-	-	19,775
Equity	550,527	-	-	550,527
Total Participant Directed	1,000,764	-	-	1,000,764
Common/collective funds	-	763,399	-	763,399
	$ 19,926,278	$ 763,399	$ -	$ 20,689,677

The following table summarizes the Plans' assets measured at fair value on a recurring basis as of June 30, 2010:

	June 30, 2010			
	Level 1	Level 2	Level 3	Total Fair Value
Investments:				
Mutual Funds				
Blended funds	$ 4,226,519	$ -	$ -	$ 4,226,519
Value funds	3,198,147	-	-	3,198,147
International blended funds	2,224,305	-	-	2,224,305
Growth funds	1,300,593	-	-	1,300,593
Fixed income funds	1,287,721	-	-	1,287,721
Total mutual funds	12,237,285	-	-	12,237,285
Money Market Fund	2,062,929	-	-	2,062,929
Common Stocks	1,565,611	-	-	1,565,611
Participant Directed Brokerage Accounts				
Cash	161,089	-	-	161,089
Mutual Funds	276,718	-	-	276,718
Fixed income	17,200	-	-	17,200
Equity	325,742	-	-	325,742
Total Participant Directed	780,749	-	-	780,749
Common/collective funds	-	333,449	-	333,449
	$ 16,646,574	$ 333,449	$ -	$ 16,980,023

Note 5. Party-in-Interest

Certain Plan investments are managed by JPMorgan. JPMorgan holds and invests the Plan's assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company's common stock and participant loans receivable are also considered party-in-interest transactions. Additional disclosures on party-in-interest are located in Supplemental Schedule H.

Note 6. Termination of the Plan

Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

Note 7. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. A request for an updated IRS determination letter was submitted in December 2010. The Plan has not yet received an updated determination letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended June 30, 2008.

Note 8. Subsequent Event

There have been no subsequent events through the issuance of these financial statements on December 14, 2011.

Supplemental Schedule

Key Tronic
401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2011

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Fair Value
	Common/collective trust fund:				
*	JPMCB Stable Asset Income Fund	1,952	units	**	763,399
	Mutual Funds:				
*	American Century Equity Index Inst.	257,904	mutual fund shares	**	$1,353,996
*	American Century Value Fund	212,600	mutual fund shares	**	1,254,337
*	American Century Strategic Allocation: Moderate	179,659	mutual fund shares	**	1,221,684
*	American Century Strategic Allocation: Aggressive	164,899	mutual fund shares	**	1,317,539
*	American Century Equity Income	124,569	mutual fund shares	**	929,284
*	JPMorgan Intrepid Growth	77,282	mutual fund shares	**	1,889,539
*	JPMorgan Bond Select	74,573	mutual fund shares	**	613,811
	Royce Premier Fund	73,859	mutual fund shares	**	1,612,352
*	American Century Strategic Allocation: Conservative	70,546	mutual fund shares	**	402,818
*	American Century Income & Growth Fund	65,932	mutual fund shares	**	1,683,899
	PIMCO Total Return Admin.	65,891	mutual fund shares	**	724,143
	American Funds EuroPacific Growth Fund	36,398	mutual fund shares	**	1,543,259
	Harbor International	20,932	mutual fund shares	**	1,343,653
	Total Mutual Funds				15,890,314
*	Key Tronic Corporation Common Stock	284,893	shares	**	1,413,683
	Participant Directed Brokerage Accounts:				
*	Securities Held by Charles Schwab	Various	Units	**	1,000,764
*	Participants' Loans Receivable	38 loans to participants with interest rates ranging from 4.25% to 9.25%, due through 2016		**	344,926
	Money Market Fund:				
*	American Century Prime Money Market	1,621,517	shares	**	1,621,517
	Total				21,034,603

* Party-in-interest as defined by ERISA
** Cost of participant-directed investments is not required to be disclosed under ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 14, 2011.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: 

Name: Ronald F. Klawitter

Title: Member of Plan Compensation and Administrative Committee



Tel: 509-747-8095
Fax: 509-747-0415
www.bdo.com

601 West Riverside Avenue
Suite 900
Spokane, WA 99201

Consent of Independent Registered Public Accounting Firm

Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (no. 333-159582, 333-70917, and 333-61202) of Key Tronic Corporation of our report dated December 14, 2011, relating to the financial statements and supplemental schedule of the Key Tronic 401(k) Retirement Savings Plan which appear in this Form 11-K.

BDO USA, LLP

Spokane, Washington
December 14, 2011